Exhibit 3.1
3.1 By-Laws of Warwick Valley Telephone Company: New Article X, Section 3.
Section 3. Agreements. The Company may, so far as permitted by law, enter into an agreement to indemnify and advance expenses to any officer or director who is made, or threatened to be made, a party to any action or proceeding by reason of the fact that he or she is or was an officer or director of the Company, or is or was serving at the request of the Company in any capacity for the Company or any other enterprise.